Mail Stop 3561

December 21, 2007

Via U.S. Mail

Benjamin Resheff
Secretary and Director
Majic Wheels Corp.
28 Rembrandt St.
Tel Aviv, Israel

Re: **Majic Wheels Corp.**
        Registration Statement on Form SB-2
        Filed November 27, 2007
        File No. 333-147629

Dear Mr. Resheff:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. Please note that since your common shares are not offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions, you may not use Rule 416(a) to allow for increases in the number of

shares registered in the case of "similar transactions," although Rule 416(b) will allow for such increases for stock splits and stock dividends. Please revise your fee table footnotes to remove references to Rule 416.

Prospectus

Cover

2. Please revise your disclosure to indicate, if true, that you are making this offering on a "best efforts" basis.

3. We note your disclosure that the officer and directors will not receive any commissions in connection with your selling effort. Please confirm that no other form of compensation will be paid to your officers and directors in connection with these efforts.

Prospectus Summary, page 4

4. Please briefly describe how your business will generate revenue. In your revised registration statement, please aim to disclose when you expect to have a working prototype and how you expect to sell the radio-controlled toy vehicle. Where do you expect to sell your product? What is the target range in prices for the product? This snapshot will help investors evaluate the disclosure as they read the filing.

The Offering, page 5

5. We note your statement in the seventh paragraph on page 7 and on page 13 that you will use part of the proceeds from the offering to make remaining payments due pursuant to the Marketing Rights Agreement, and for other specified uses. Please revise to provide additional detail regarding your use of proceeds or explain the discrepancy with the disclosure here that you will use the proceeds for "general operating capital."

6. Please revise to clarify that you will only receive $160,000 in proceeds if all of the shares offered are sold.

Risk Factors, page 7

7. Include risk factor disclosure discussing the fact that if you do not make scheduled payments under Exhibit 10.2, Ideal Plus may terminate the agreement and reinstate its previous license to the patented technology.

8. Include a risk factor discussing the damage clause contained in Section 4.3 of Exhibit 10.1 requiring that you either terminate the license or pay the licensor certain amounts if you fail to achieve a certain level of sales.

9. Please create a risk factor to disclose the conflicts of interest faced by your officers and directors, as applicable. We note your disclosure on page 21 that Mr. Resheff, your secretary and director, is also the president of Idea Plus, Ltd., a company which you have acquired sub-licensing and marketing rights from pursuant to the Marketing Rights Agreement.

10. Please create a risk factor to disclose that your development of the product is tied to the patent licensing agreement granted by Michael Taft and that your rights to the developing, manufacturing, marketing and selling of the toy-controlled vehicle units will only last for the duration of this agreement. We note in this regard that you are only able to extend the initial 5 year term for an additional 5 years.

11. Please create a risk factor to disclose additional risk attendant your foreign operations, including possible political, governmental or economic instability, exposure to currency exchange rate fluctuations, tax consequences for investors, if any, and the fact that your material agreements are governed by Israeli law.

If we are unable to obtain funding…we will have to delay development…which could result in the loss of your total investment, page 7

12. Please expand to discuss the fact that your development is expected to be financed through debt and equity offerings and include the attendant risks.

Dilution, page 14

13. Revise to disclose the net tangible book value per share after the distribution. See Item 506(a) of Regulation S-B.

Our Business, page 15

14. Revise to describe all of the material terms of your licensing agreements. These descriptions should disclose for example the term of each agreement and each party's ability to extend or terminate the agreement, as well as any material damage clauses. In addition, identify "the Company" in your current description.

15. Please revise this section to provide more detail and clarity in regards to all material aspects of your business. For example, you state that your operations have been limited to, among other things, capital formation activities, but it is

unclear what these financing plans are, if any. In addition, describe the steps you have taken to date to implement your plans, their timeline and anticipated costs, and how you intend to fund them.

Patent, Trademark, License & Franchise Restrictions and Contractual Obligations & Concessions, page 16

16. We note your disclosure that you are developing your website. When available, please include the website address. Refer to Item 101(c) of Regulation S-B.

Directors, Executive Officers, Promoters, and Control Persons, page 20

17. Please revise to disclose specific dates of employment whenever possible and to include employers and job titles held so that the investor may gain an understanding of the experience of your executives and officers. Refer to Item 401 of Regulation S-B.

Potential Conflicts of Interest, page 21

18. We note that two of your officers are also currently officers at other public and non-public companies. Please revise to disclose these conflicts of interests faced by your officers and directors.

Executive Compensation, page 22

19. Revise to discuss any plans to pay your officers and directors any compensation, including from the offering proceeds.

Certain Relationships and Related Transactions, page 23

20. We note the disclosure that you owed a director and stockholder of the company $9,200 for a loan received by the company. Please identify who the director and stockholder is and file this agreement as an exhibit. Please also state whether you will use offering proceeds to repay the loan.

21. We note that you entered into a Marketing Rights Agreement with Idea Plus, Ltd., a company where Mr. Resheff is the president. Please provide additional detail regarding the Marketing Rights Agreement and disclose that the agreement was not negotiated at arm's length.

Our Common Stock, page 25

22. Please revise to remove the statement that all of your common stock is legally paid and non-assessable, as this is a legal conclusion. Alternatively, identify counsel giving this opinion and file a consent of counsel.

Part II

Item 26. Recent Sales of Unregistered Securities, page 30

23. Provide additional facts about your non-officer shareholders tending to support your use of the exemption from registration under Section 4(2) for the offerings to these security-holders. Alternatively, if you relied on Regulation S for these offerings, please clarify this fact.

Other

24. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: SRK Law Offices
        Facsimile: 972-8-9366000